Beckstead and Watts, LLP
Certified Public Accountants

2425 W Horizon Ridge Parkway
Henderson, NV 89052
702.257.1984 tel
702.362.0540 fax

March 15, 2006

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

The firm of Beckstead and Watts, LLP was previously principal accountant for Competitive Companies, Inc. (the *"Company"*). On March 13, 2006, we were notified that we were dismissed by the Company as principal accountants. We have read the Company's statements included under Item 4 of its Form 8-K dated March 13, 2006 and we agree with such statements except that we cannot confirm or deny that the appointment of Malone & Bailey, PC was approved by the Board of Directors, or that they were not consulted prior to their appointment as auditors.

Very truly yours,

Beckstead and Watts, LLP

Beckstead and Watts, LLP